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                              (COMPANY LETTERHEAD)





January 3, 2008




VIA EDGAR AND FEDEX

Ms. Susann Reilly
U.S. Securities and Exchange Commission Mail Stop 3561 100 F. Street, N.E. Washington, D.C. 20549

         Re: RadNet, Inc. - Form 10-K/T for the Transition Period from November 1, 2006 to December 31, 2006 filed on April 17, 2007 (File No. 001-33307)
                  -------------------------------------------------------------

Dear Ms. Reilly:

         We are responding to the comments in your letter to RadNet, Inc., dated December 28, 2007, concerning our Form 10-K/T referred to above.

         Set forth below are our responses to the Staff's comments. For your convenience, we have included each of the Comments in italicized text before the corresponding response.

RESPONSES:

     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 71

     1. IN FUTURE FILINGS, FOR TRANSACTIONS WITH RELATED PERSONS, PLEASE COMPLY WITH THE DISCLOSURE REQUIREMENTS OF ITEM 404(A) OF REGULATION S-K. FOR EXAMPLE, IN REGARDS TO THE RELATED TRANSACTION BETWEEN RADNET AND BRMG, PLEASE INCLUDE THE APPROXIMATE DOLLAR VALUE OF THE AMOUNT INVOLVED IN THE TRANSACTION AND THE APPROXIMATE DOLLAR VALUE OF THE AMOUNT OF THE RELATED PERSON'S INTEREST IN THE TRANSACTION. SEE ITEM 404(A)(3) AND (4) OF REGULATION S-K.

          We respectfully submit to you that, in future filings, we will comply with the disclosure requirements of Item 404(a) of Regulation S-K.


     2. IN FUTURE FILINGS, PLEASE DISCLOSE WHETHER YOUR POLICIES AND PROCEDURES FOR REVIEW, APPROVAL, OR RATIFICATION OF RELATED PERSON TRANSACTIONS ARE IN WRITING AND, IF NOT, EXPLAIN HOW YOU EVIDENCE YOUR POLICIES AND PROCEDURES. SEE ITEM 404(B)(1)(IV) OF REGULATION S-K.

          We respectfully submit to you that, in future filings, we will disclose whether our policies and procedures for review, approval, or ratification of related person transactions are in writing and, if not, we will explain how we evidence our policies and procedures.

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Ms. Susann  Reilly
January 3, 2008
Page 2


     In connection with this response, we hereby acknowledge that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please contact me at (310) 445-2840.

                                                Very truly yours,


                                                /s/ Howard G. Berger, M.D.

                                                Howard G. Berger, M.D.
                                                Chief Executive Officer


cc:      David Swartz, Audit Committee Chairman, RadNet, Inc.
         Jeffrey Linden, Executive Vice President and General Counsel Linda Michaelson, Esq.